CONSENT OF LARRY B. SMITH

I consent to the use of my name as an author of the report: “43-101 Technical Report, Cerro Casale Project, Northern Chile”, dated August 22, 2006, filed as exhibit to the Annual Report on Form 40-F of Arizona Star Resource Corp. as filed with the United States Securities and Exchange Commission.

Dated: 1 September, 2006

Signed:

AMEC E&C Services

Mining & Metals Consulting

2001 W. Camelback Road, Suite 300 Phoenix, Arizona

USA 85015

Tel	+1	602	343	2400
Fax	+1	602	343	2499